UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Corporate Resource Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

22004Y 105

(CUSIP Number)

Gina Turtoro, Esq.

Corporate Resource Services, Inc.

160 Broadway, 13th Floor

New York, New York 10038

(646) 443-2380

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Robert Cassera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,840,561 shares of Common Stock
	8	SHARED VOTING POWER 68,969,443 shares of Common Stock (*)
	9	SOLE DISPOSITIVE POWER 72,840,561 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 68,969,443 shares of Common Stock (*)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,810,004 shares of Common Stock (*)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.52% (**)
14		TYPE OF REPORTING PERSON* IN

*            Includes 30,472,676 shares of Common Stock held of record by TS Employment, Inc., 17,496,767 shares of shares of Common Stock held of record by Tri-State Employment Services, Inc. and 21,000,000 shares of Common Stock to be issued to Tri-Tel Communications, Inc.

**            based on the 156,656,992 shares of common stock outstanding as of May 6, 2013, as adjusted to reflect a 21,000,000 share increase in the number of outstanding shares of Common Stock authorized for issuance pending amendment to the issuer’s certificate of incorporation.

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Tri-State Employment Services, Inc. 75-3033600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,496,767 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,496,767 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,496,767 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17% (*)
14		TYPE OF REPORTING PERSON* CO

*            based on the 156,656,992 shares of common stock outstanding as of May 6, 2013, as adjusted to reflect a 21,000,000 share increase in the number of outstanding shares of Common Stock authorized for issuance pending amendment to the issuer’s certificate of incorporation.

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) TS Employment, Inc. 27-3209930
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,472,676 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,472,676 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,472,676 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.45% (*)
14		TYPE OF REPORTING PERSON* CO

*            based on the 156,656,992 shares of common stock outstanding as of May 6, 2013, as adjusted to reflect a 21,000,000 share increase in the number of outstanding shares of Common Stock authorized for issuance pending amendment to the issuer’s certificate of incorporation.

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Tri-Tel Communications, Inc. 13-4090359
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,000,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.41%
14		TYPE OF REPORTING PERSON* CO

*            based on the 156,656,992 shares of common stock outstanding as of May 6, 2013, as adjusted to reflect a 21,000,000 share increase in the number of outstanding shares of Common Stock authorized for issuance pending amendment to the issuer’s certificate of incorporation.

Amendment No. 7 is filed by Robert Cassera, an individual (“Cassera”), Tri-State Employment Services, Inc., a Nevada corporation (“Tri-State”),  TS Employment, Inc., a Florida corporation (“TS Employment”) and Tri-Tel Communications, Inc., a New York corporation (“Tri-Tel”), all wholly owned by Cassera (collectively, the “Reporting Persons”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends the initial Statement on Schedule 13D filed on March 16, 2009 as last amended by Amendment No. 6 filed on January 6, 2012 (the initial Schedule 13D and together with the Amendments, the “Statement”) in connection with the ownership of common stock, par value $0.0001 per share (“Common Stock”), of Corporate Resource Services, Inc., a Delaware corporation (“CRS”), whose principal executive offices are located at 160 Broadway, 13th Floor, New York, New York 10038.

This Amendment is being filed to report the entry into an  asset purchase agreement on May 6, 2013 providing for the issuance of an aggregate of 21,000,000 shares of Common Stock to Tri-Tel, as consideration for CRS’s acquisition of certain of the assets of the Summit Software division of Tri-Tel (“Summit Software”) and to report that John P. Messina, Sr., Thomas Cassera, Peter Ursino, Maria Ursino, John Trippiedi, Yolanda Trippiedi, Jay H. Schecter, Jason Scheff, Paul Capozio, Linda Capozio and TS-Staffing Corp. no longer jointly own shares of Common Stock with the Reporting Persons and no longer report under this Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

An aggregate of 21,000,000 shares of Common Stock will be issued to Tri-Tel as consideration for CRS’s acquisition (the “Acquisition”) of certain of the assets of Summit Software pursuant to an asset purchase agreement dated May 6, 2013, attached as Exhibit A hereto (the “APA”), of which 9,343,008 shares are expected to be issued from CRS’s existing authorized but unissued shares of Common Stock and the remaining shares of Common Stock will be issued from the 40,000,000 additional shares of Common Stock that will be authorized by a pending amendment to CRS’s certificate of incorporation.  Pursuant to the terms of the APA, CRS agreed to acquire the Summit Software assets from Tri-Tel in exchange for 21,000,000 shares of Common Stock, valued at $0.6469 per share, or $13,750,000, which was the agreed upon value of Summit’s business operations and CRS’s assumption of certain of Summit Software’s liabilities.

Item 5.    Interest in Securities of the Issuer.

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) The Reporting Persons are the beneficial owners of 141,810,004 shares of Common Stock of CRS, or approximately 90.52% of the 156,656,992 shares of Common Stock of CRS issued and outstanding shares as of May 6, 2013 (as adjusted to include 21,000,000 shares of Common Stock that will be issued to Tri-Tel pursuant to the Acquisition pending an amendment to the CRS certificate of incorporation). The 141,810,004 shares of Common Stock includes 72,840,561 shares of Common Stock held by Cassera, 30,472,676 shares of Common Stock held of record by TS Employment,  17,496,767 shares of Common Stock held of record by Tri-State and 21,000,000 shares of Common Stock to be issued to Tri-Tel.

(b) The Reporting Persons have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 68,969,443 shares of Common Stock currently beneficially owned by the Reporting Persons.

(c) Except as previously described in Item 3 above, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past 60 days.

 (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

 Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Asset Purchase Agreement dated as of May 7, 2013, among CRS, The CRS Group, Inc. and Tri-Tel relating to CRS’s acquisition from Tri-Tel of certain of the assets of the Summit Software.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 13, 2013

SER

/s/ Robert Cassera
Robert Cassera

TRI-STATE EMPLOYMENT SERVICES, INC.

	By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

TS EMPLOYMENT SERRVICES, INC.

	By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

TRI-TEL COMMUNICATIONS, INC.

	By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

[Signature Page to Amendment No. 7 to Schedule 13D]